May 6, 2005

via facsimile and U.S. mail

Mr. Terry C. Turner
President, Chairman, and Chief Executive Officer
12401 South 450 East, Building D1
Salt Lake City, Utah  84020

	Re:	Golden Eagle International Inc.
		Form 10-K, filed April 15, 2005
		File No. 000-23726

Dear Mr. Turner:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. Please number the filings` pages within EDGAR to expedite communications.

Business Development, page 5

2. Locate the mineral properties on the map found on page 6. Also locate the major roads, railroads, and pertinent cities to aid the average investor in locating the properties and accessing logistical
& infrastructure requirements.


Activities at the Cangalli claims to generate production, page 9

3. Within the table clarify the gold production grade category.
Does
this category refer to grade per metric ton or is this the grade per cubic meter? Provide an in-place density estimate to convert cubic meters to metric tons (tonnes).

Efforts to Obtain Additional Production, page 15 & Buen Futuro
Reserves, page 20

4. It is the staff`s position that prior to declaring reserves, the company should have obtained a "final" or "bankable" feasibility study, and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

Supplementally provide the Cangalli Reserves report prepared by Carlos Thompson and Giovanni Viscarra, dated February 2004, as referenced on page 15 and the Buen Futuro Reserve Report prepared by
Michael Biste, Ronald Atwood, and Hugo Aparacio, dated February
2004.
Include production from these properties since publication and recent cutoff grade calculations. To minimize shipping and handling costs, this report may be sent on a CD-ROM.

Gold Bar Mill and Plant, page 22

5. Supplementally provide a copy of the fairness report by H. E.
Dunham and Associates concerning the purchase of the Gold Bar mill.
To minimize shipping and handling costs, this report may be sent on a
CD-ROM.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
824-5527 or, in his absence, Roger Baer, mining engineer, at (202) 942-2965, if you have questions regarding engineering comments. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Terry C. Turner
Golden Eagle International Inc.
May 6, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE